Exhibit 20.5



                              NEWS RELEASE



FOR IMMEDIATE RELEASE         TELLABS CONTACT: Thomas P. Scottino
     04/13/98                                  (630) 378-7504
                                               tom.scottino@tellabs.com
                                               www.tellabs.com

                              COHERENT CONTACT: Shirley Owens
                                                (703) 724-7318



                      MEETING DATE SET FOR COHERENT
               STOCKHOLDERS TO APPROVE MERGER WITH TELLABS

Lisle, Ill.  - Tellabs, Inc., and Coherent Communications Systems
Corporation announced today that Coherent has called a special meeting of its stockholders for May 12, 1998, to approve the previously announced merger agreement between the two companies. Following approval of the merger, Coherent would become a wholly owned subsidiary of Tellabs.

A proxy statement relating to the special meeting was mailed to holders of record of shares of Coherent common stock on April 3, the record date set by the Coherent Board of Directors. The Coherent Board has unanimously recommended that Coherent's stockholders vote for approval of the merger agreement at the special meeting.

On April 8, Tellabs and Coherent received a request for additional information about the merger from the Antitrust Division of the U.S. Department of Justice related to their filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The two companies are in the process of complying with the request.

Coherent (NASDAQ: CCSC) designs, manufactures and markets echo cancellation and conferencing products for major international telecommunications companies, cellular and PCS providers, network operators and Fortune 500 companies.

Tellabs designs, manufactures, markets and services voice and data transport and network access systems. The company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).